UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2011
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	In the U.S. Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

For Immediate Release

ASUR 3Q11 PASSENGER TRAFFIC UP 8.15% YOY

México D.F., October 20, 2011 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, today announced results for the three and nine-month periods ended September 30, 2011.

3Q11 Highlights1:

•	EBITDA2 increased by 44.95% to Ps.588.21 million

•	Total passenger traffic was up 8.15%

•
Total revenues increased by 9.78% due to increases of 12.75% in aeronautical revenues and 13.34% in non-aeronautical revenues, which more than offset the 11.85% decline in construction services revenues

•	Commercial revenues per passenger increased by 7.11% to Ps.64.39

•	Operating profit rose by 64.71%

•	EBITDA margin increased to 56.07% from 42.47% in 3Q10

___________________________
1.
Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Mexican Financial Reporting Standards (MFRS) and represent comparisons between the three and nine-month periods ended September 30, 2011, and the equivalent three and nine-month periods ended September 30, 2010. Results are expressed in nominal pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 13.7994.

2.
EBITDA means net income before: provision for taxes, deferred taxes, profit sharing, non-ordinary items, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or MFRS and may be calculated differently by different companies.

ASUR 3Q11, Page 1 of 16

Passenger Traffic

For the third quarter of 2011, total passenger traffic increased year-over-year by 8.15%. Domestic passenger traffic rose 12.07% while international passenger traffic increased 4.65%.

The 12.07% increase in domestic passenger traffic was due to increases of 9.95%, 151.76%, 37.23%, 37.28%, 10.30%, 5.12% and 4.47% in domestic traffic at Cancún, Cozumel, Huatulco, Villahermosa, Mérida, Veracruz and Oaxaca, respectively. These increases were partially offset by the 26.17%, and 8.24% declines in passenger traffic at Tapachula and Minatitlán. The 4.65% increase in international passenger traffic resulted mainly from an increase of 5.59% in international traffic at the Cancún airport.

Passenger traffic for the nine-month period ended September 30, 2011 increased 3.00% compared to the same period in 2010, reflecting increases of 5.31% in domestic passenger traffic and 1.44% in international passenger traffic.

Table I: Domestic Passengers (in thousands)
Airport	3Q10	3Q11	% Change	9M10	9M11	% Change
Cancún	1,013.6	1,114.5	9.95	2,559.3	2,738.8	7.01
Cozumel	8.5	21.4	151.76	28.8	41.1	42.71
Huatulco	82.2	112.8	37.23	241.9	290.8	20.21
Mérida	261.1	288.0	10.30	769.3	819.6	6.54
Minatitlán	26.7	24.5	(8.24)	91.9	75.0	(18.39)
Oaxaca	93.9	98.1	4.47	299.6	249.9	(16.59)
Tapachula	51.2	37.8	(26.17)	142.0	114.9	(19.08)
Veracruz	193.3	203.2	5.12	587.8	576.6	(1.91)
Villahermosa	155.3	213.2	37.28	488.1	578.8	18.58
TOTAL	1,885.8	2,113.5	12.07	5,208.7	5,485.5	5.31
    Note:    Passenger figures exclude transit and general aviation passengers.

Table II: International Passengers (in thousands)
Airport	3Q10	3Q11	% Change	9M10	9M11	% Change
Cancún	1,958.7	2,068.2	5.59	7,162.6	7,288.4	1.76
Cozumel	79.7	64.1	(19.57)	325.1	310.5	(4.49)
Huatulco	4.6	3.7	(19.57)	58.2	52.3	(10.14)
Mérida	27.2	22.9	(15.81)	76.7	70.4	(8.21)
Minatitlán	1.1	1.3	18.18	3.8	3.4	(10.53)
Oaxaca	14.6	13.5	(7.53)	41.6	37.3	(10.34)
Tapachula	1.2	1.6	33.33	3.3	5.7	72.73
Veracruz	19.8	30.2	52.53	55.0	71.6	30.18
Villahermosa	14.6	14.7	0.68	38.8	37.4	(3.61)
TOTAL	2,121.5	2,220.2	4.65	7,765.1	7,877.0	1.44
    Note:    Passenger figures exclude transit and general aviation passengers.

ASUR 3Q11, Page 2 of 16

Table III: Total Passengers (in thousands)
Airport	3Q10	3Q11	% Change	9M10	9M11	% Change
Cancún	2,972.3	3,182.7	7.08	9,721.9	10,027.2	3.14
Cozumel	88.2	85.5	(3.06)	353.9	351.6	(0.65)
Huatulco	86.8	116.5	34.22	300.1	343.1	14.33
Mérida	288.3	310.9	7.84	846.0	890.0	5.20
Minatitlán	27.8	25.8	(7.19)	95.7	78.4	(18.08)
Oaxaca	108.5	111.6	2.86	341.2	287.2	(15.83)
Tapachula	52.4	39.4	(24.81)	145.3	120.6	(17.00)
Veracruz	213.1	233.4	9.53	642.8	648.2	0.84
Villahermosa	169.9	227.9	34.14	526.9	616.2	16.95
TOTAL	4,007.3	4,333.7	8.15	12,973.8	13,362.5	3.00
    Note:    Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 3Q11

Total revenues for 3Q11 increased year-over-year by 9.78% to Ps.1,048.98  million. This was mainly due to increases of:

•	12.75% in revenues from aeronautical services, principally as a result of the 8.15% rise in passenger traffic; and

•	13.34% in revenues from non-aeronautical services, reflecting the 15.15% increase in commercial revenues detailed below.

These increases were partially offset by the 11.85% decline in revenues from construction services as a result of reduced capital expenditures and other investments in concessioned assets during the period.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage, and parking lot fees.

Commercial revenues increased by 15.15% year-over-year during the quarter, principally due to higher passenger traffic. There were increases in revenues in the following activities:

•	48.30% in ground transportation;

•	22.62% in retail operations;

•	18.67% in food and beverage;

•	14.24% in duty-free stores;

•	14.10% in teleservices;

•	11.45% in parking lot fees;

ASUR 3Q11, Page 3 of 16

•	7.02% in other revenues;

•	6.77% in advertising; and

•	5.00% in banking and currency exchange services.

These increases were partially offset by a decrease of 3.92% in car rental revenues.

Retail and Other Commercial Space

Opened During the Last Twelve Months

Business Name	Type	Opening Date
Cancún
Ice	Currency exchange	September 2010
Telmex	Internet booths (18 booths)	August & September 2010
Air Shop	Convenience store	October 2010
Johnny Rockets	Food and beverage	December 2010
Bubba Gump	Food and beverage	December 2010
Duty Paid	Retailer	December 2010
Panamá Jack	Convenience store	March 2011
Grab & Go	Food and beverage	April 2011
California Pizza Kitchen	Food and beverage	April 2011
Ando Volando Bajo	Convenience store	June 2011
Traffic Tours	Tourism booth	September 2011
Veracruz
Air Shop	Convenience store (2 stores)	December 2010
Villahermosa
Air Shop	Convenience store (2 stores)	December 2010
Oaxaca
Air Shop	Convenience store	December 2010
Mérida
Air Shop	Convenience store (2 stores)	November 2010
Cozumel
Air Shop	Convenience store	January 2011
Minatitlán
Air Shop	Convenience store	January 2011
Tapachula
Air Shop	Convenience store	January 2011
Huatulco
Air Shop	Convenience store	December 2010

ASUR 3Q11, Page 4 of 16

Construction revenues and expenses. As a result of ASUR’s adoption of I-MFRS 17, “Service Concession Contracts”, ASUR is required to include in its income statement an income line reflecting the income from construction or improvements to concessioned assets made during the period. During 3Q11, ASUR recognized Ps.107.70 million in revenues from “Construction Services” because of improvements to its concessioned assets, an 11.85% year-on-year decrease. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services.

Because equal amounts of Construction Revenues and Construction Expenses have been included in ASUR's income statement as a result of the application of I-MFRS 17, the decline in Construction Revenues in 3Q11 did not result in a proportionate decline in the EBITDA Margin, which is equal to EBITDA divided by total revenues.

Total operating costs and expenses for 3Q11 decreased 15.16% year-over-year. This was primarily due to the following declines:

•
27.44% in costs of services principally reflecting the one-time increase in 3Q10 of the reserve for doubtful accounts resulting from the bankruptcy announced by Grupo Mexicana de Aviación in that period, which did not impact 3Q11 results;

•	11.85% in construction costs due to fewer improvements made to the concessioned assets during the period; and

•	9.94% in depreciation and amortization resulting mainly from the net effect of the elimination of pre-operative expenses in 2010 at one of the Company’s subsidiaries.

These declines were partially offset by the following increases:

•	44.95% in the technical assistance fee paid to ITA, reflecting the increase in EBITDA for the quarter (a factor in the calculation of the fee);

•	8.47% in concession fees paid to the Mexican government, mainly due to an increase in regulated revenues (a factor in the calculation of the fee); and

•	3.71% in administrative expenses, principally due to an increase in marketing expenses, including ASUR’s participation in the World Route Development Forum and telephone service.

.
Operating margin for the quarter increased to 46.85% from 31.23% in 3Q10. This was mainly due to the 9.78% increase in revenues and the 15.16% decrease in expenses during the period.

ASUR 3Q11, Page 5 of 16

Comprehensive Financing Cost for 3Q11 increased year-over-year by Ps.14.19 million, to Ps.21.23 million from Ps.7.04 million in 3Q10. During 3Q11, the Company reported net interest income of Ps.6.13 million, resulting from interest income of Ps.19.81 million and accrued interest expenses of Ps.13.68 million. During the quarter ASUR posted a Ps.0.64 million mark-to-market gain in its interest rate swap and an exchange rate gain of Ps.14.44 million.

During 3Q10, ASUR reported net interest income of Ps.0.24 million resulting from interest income of Ps.9.15 million and accrued interest expenses of Ps.8.91 million. During the quarter ASUR reported a Ps.0.27 million mark-to-market gain on the Company’s interest rate swap and a Ps.6.51 million exchange rate gain.

Income Taxes. Following the changes in Mexican tax law that took effect January 1, 2008, which established a new flat rate business tax (“Impuesto Empresarial a Tasa Unica”, or “IETU”) and eliminated the asset tax, the Company evaluates and reviews its deferred assets and liabilities position under Mexican Financial Reporting Standards.

Income taxes for 3Q11 increased by 77.92%, or Ps.65.10 million year-over-year, principally due to the following factors:

•	Provisional IETU payments of Ps.2.23 million by some of ASUR’s subsidiaries;

•	A Ps.34.57 million increase in the provision for income taxes, because of the increase in operating profit at Cancun Airport;

•	A Ps.18.74 million increase in deferred income taxes resulting from the recognition of the changes in fiscal depreciation rates beginning in 4Q10;

•	A Ps.6.45 million increase in deferred IETU because of the expiry of tax credits; and

•	A Ps.3.11 million increase in the provision for asset taxes because they cannot be credited against other taxes.

Net income for 3Q11 increased 63.94% to Ps.363.69 million from Ps.221.85 million in 3Q10. Earnings per common share for the quarter were Ps.1.2123, or earnings per ADS (EPADS) of US$0.8785 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.0.7395, or EPADS of US$0.5359, for the same period last year.

ASUR 3Q11, Page 6 of 16

  Table IV: Summary of Consolidated Results for 3Q11
	3Q10	3Q11	% Change
Total Revenues	955,508	1,048,979	9.78
Aeronautical Services	546,247	615,896	12.75
Non-Aeronautical Services	287,079	325,378	13.34
Commercial Revenues	245,044	282,158	15.15
Construction Services	122,182	107,705	(11.85)
Operating Profit	298,381	491,475	64.71
Operating Margin %	31.23%	46.85%	50.01%
EBITDA	405,793	588,208	44.95
EBITDA Margin %	42.47%	56.07%	32.04%
Net Income	221,849	363,693	63.94
Earnings per Share	0.7395	1.2123	63.94
Earnings per ADS in US$	0.5359	0.8785	63.94
Note:  U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 13.7994.

 Table V: Commercial Revenues per Passenger for 3Q11
	3Q10	3Q11	% Change
Total Passengers (‘000)	4,077	4,382	7.48
Total Commercial Revenues	245,044	282,158	15.15
Commercial revenues from direct operations (1)	46,734	65,308	39.74
Commercial revenues excluding direct operations	198,310	216,850	9.35

Total Commercial Revenue per Passenger	60.11	64.39	7.11
Commercial revenue from direct operations per passenger (1)	11.46	14.90	30.02
Commercial revenue per passenger (excluding direct operations)	48.65	49.49	1.73

Note: For purposes of this table, approximately 69,800 and 48,400 transit and general aviation passengers are included for 3Q10 and 3Q11, respectively.
(1)	Revenues from direct commercial operations in 3Q11 represent ASUR’s operation of convenience stores in airports and the direct sale of advertising space.

Table VI: Operating Costs and Expenses for 3Q11
	3Q10	3Q11	% Change
Cost of Services	324,395	235,386	(27.44)
Construction Costs	122,182	107,705	(11.85)
Administrative	41,722	43,268	3.71
Technical Assistance	21,357	30,958	44.95
Concession Fees	40,059	43,454	8.47
Depreciation and Amortization	107,412	96,733	(9.94)
TOTAL	657,127	557,504	(15.16)

ASUR 3Q11, Page 7 of 16

Consolidated Results for 9M11

Total revenues for 9M11 increased year-over-year by 5.39% to Ps.3,206.5 million, mainly due to the following increases:

•	6.45% in revenues from aeronautical services as a result of the 3.00% increase in passenger traffic during the period; and

•	9.13% in revenues from non-aeronautical services, principally as a result of the 10.28% rise in commercial revenues detailed below.

These increases were partially offset by a 10.37% decline in revenues from construction services.

Commercial revenues for 9M11 rose by 10.28% year-over-year, principally as a result of revenue increases in the following areas:

•	17.80% in retail operations;

•	14.08% in ground transportation services;

•	11.68% in duty-free stores;

•	10.76% in parking lot fees;

•	7.00% in advertising.

•	6.85% in food and beverage;

•	3.36% in other income; and

•	1.05% in banking and currency exchange services.

These increases were partially offset by revenue declines in the following areas:

•	32.45% in teleservices; and

•	2.61% in car rentals.

Total operating costs and expenses for 9M11 decreased 5.10%, mainly due to the following declines:

•	10.37% in construction costs;

•
9.82% in cost of services, principally reflecting the one-time increase in the provision for doubtful accounts following the announcement of the bankruptcy of Grupo Mexicana de Aviación in that period, which did not impact 3Q11 results; and

•	0.01% in depreciation and amortization mainly due to changes in the depreciation and amortization rates.

These declines were partially offset by the following increases:

ASUR 3Q11, Page 8 of 16

•	15.28% in technical assistance costs, reflecting the corresponding increase in EBITDA during the period;

•	2.69% in administrative expenses, principally ASUR’s participation in the World Route Development Forum, telephone service and security; and

•	3.35% in concession fees, mainly due to the increase in regulated revenues (a factor in the calculation of the fee).

Operating margin increased to 49.92% for 9M11, from 44.39% in 9M10.  This was mainly the result of the 5.39% increase in revenues and the 5.10% decline in operating expenses for the period.

Net income for 9M11 increased by 17.36% to Ps.1,170.08 million. Earnings per common share for the period were Ps.3.9003, or earnings per ADS (EPADS) of US$2.8264 (one ADS represents ten series B common shares).  This compares with Ps.3.3233, or EPADS of US$2.4083, for the same period last year.

Table VII: Summary of Consolidated Results for 9M11
(in thousands)
	9M10	9M11	% Change
Total Revenues	3,042,579	3,206,485	5.39
Aeronautical Services	1,773,674	1,887,992	6.45
Non-Aeronautical Services	929,056	1,013,898	9.13
Commercial Revenues	799,511	881,662	10.28
Construction Services	339,849	304,595	(10.37)
Operating Profit	1,350,644	1,600,781	18.52
Operating Margin %	44.39%	49.92%	12.45%
EBITDA	1,636,590	1,886,697	15.28
EBITDA Margin %	53.79%	58.84%	9.39%
Net Income	996,978	1,170,082	17.36
Earnings per Share	3.3233	3.9003	17.36
Earnings per ADS in US$	2.4083	2.8264	17.36
Note:    U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 13.7994.

Table VIII: Commercial Revenues per Passenger for 9M11
(in thousands)
	9M10	9M11	% Change
Total Passengers *(‘000)	13,223	13,517	2.22
Total Commercial Revenues	799,511	881,662	10.28
Commercial revenues from direct operations (1)	145,934	191,115	30.96
Commercial revenues excluding direct operations	653,577	690,547	5.66

ASUR 3Q11, Page 9 of 16

	9M10	9M11	% Change
Total Commercial Revenue per Passenger	60.46	65.23	7.89
Commercial revenue from direct operations per passenger (1)	11.04	14.14	28.08
Commercial revenue per passenger (excluding direct operations)	49.42	51.09	3.38
* For purposes of this table, approximately 249,200 and 154,500 transit and general aviation passengers are included for 9M10 and 9M11, respectively.
(1)	Revenues from direct commercial operations in 9M11 represent ASUR’s operation of convenience stores in airports and the direct sale of advertising space.

Table IX: Operating Costs and Expenses for 9M11
(in thousands)
	9M10	9M11	% Change
Cost of Services	729,788	658,095	(9.82)
Construction Costs	339,849	304,595	(10.37)
Administrative	120,313	123,549	2.69
Technical Assistance	86,136	99,300	15.28
Concession Fees	129,903	134,249	3.35
Depreciation and Amortization	285,946	285,916	(0.01)
TOTAL	1,691,935	1,605,704	(5.10)

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for 9M11 were Ps.1,969.62 million, resulting in an annual average tariff per workload unit of Ps.142.91. ASUR’s regulated revenues accounted for approximately 61.43% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

Balance Sheet

On September 30, 2011, Airport Concessions represented 79.43% of the Company’s total assets, with current assets representing 17.66% and other assets representing 2.91%.

Cash and cash equivalents on September 30, 2011 were Ps.1,741.07 million, 13.23% above the Ps.1,537.71 million in cash and cash equivalents recorded on September 30, 2010.

ASUR 3Q11, Page 10 of 16

Shareholders’ equity at the close of 3Q11 was Ps.15,065.54 million and total liabilities were Ps.3,762.97 million, representing 80.01% and 19.99% of total assets, respectively. Deferred liabilities represented 59.84% of the Company’s total liabilities.

Total bank debt at September 30, 2011 was Ps.788.5 million, including Ps.1.5 million in accrued interest. During August and September of 2010, Cancun Airport entered into two three-year credit agreements of Ps.350 million and Ps.570 million with two banks. The terms of the agreement include a floating interest rate based on the Tasa de Interes Interbancaria de Equilibrio (TIIE) plus 1.5% and quarterly principal payments. In addition, in September of 2011, Veracruz Airport entered into a three-year credit agreement of Ps.50 million. The terms include a  floating interest rate based on the Tasa de Interes Interbancaria de Equilibrio (TIIE) plus 0.75% and quarterly principal payments.

During the quarter, ASUR made principal payments of Ps.92.5 million in connection with the Ps.350 million and Ps.570 million three-year credit agreements.

In August 2010 ASUR purchased a hedge against the risk of a significant increase in TIIE. The Company is hedged for 22% of the interest rate exposure under its Ps.350 and Ps.570 million credit agreements. The interest rate was fixed for three years at 6.37%, 6.33% and 6.21%. The interest rate hedge during the quarter resulted in a Ps.0.6 million gain.

Capital Expenditures

During 3Q11, ASUR made investments of Ps.144.56 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans.

3Q11 Earnings Conference Call

Day:               Friday, October 21, 2011

Time:             10:00 AM US ET; 9:00 AM Mexico City time

ASUR 3Q11, Page 11 of 16

Dial-in number:  888.713.4211 (US & Canada) and 617.213.4864 (International &Mexico)

Access Code:                           78398918

Pre-registration:	If you would like to pre-register for the conference call use the following link: https://www.theconferencingservice.com/prereg/key.process?key=PPJCLTYMA

Pre-registering is not mandatory but is recommended as it will provide you immediate entry into the call and will facilitate the timely start of the conference. You will receive a code that allows you to enter the call directly.  Pre-registration only takes a few moments, and you may do so at any time, including up to and after call start time. To pre-register, please click the link above. Alternatively, if you would rather be placed into the call by an operator, please call at least 10 minutes prior to call start time.

Replay:
Starting Friday, October 21, 2011 at 1:00 PM US ET, ending at midnight US ET on Friday, October 28, 2011. Dial-in number: 888-286-8010 (US & Canada); 617-801-6888 (International & Mexico).
Access Code: 27292018.

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 3Q11, Page 12 of 16

ASUR 3Q11, Page 13 of 16

AEROPUERTOS DEL SURESTE

Consolidated Statement of Income from January 1 to September 30, 2011 and 2010

Thousands of Mexican pesos

Item	Cumulative 2010	Cumulative 2011	Variation %	Quarter 2010	Quarter 2011	Variation %
Revenues						
Aeronautical Services	1,773,674	1,887,992	6.45	546,247	615,896	12.75
Non-Aeronautical Services	929,056	1,013,898	9.13	287,079	325,378	13.34
Construction Services	339,849	304,595	(10.37)	122,182	107,705	(11.85)
Total Revenues	**3,042,579**	**3,206,485**	**5.39**	**955,508**	**1,048,979**	**9.78**
Operating Expenses						
Cost of Services	729,788	658,095	(9.82)	324,395	235,386	(27.44)
Construction Costs	339,849	304,595	(10.37)	122,182	107,705	(11.85)
General and Administrative Expenses	120,313	123,549	2.69	41,722	43,268	3.71
Technical Assistance	86,136	99,300	15.28	21,357	30,958	44.95
Concession Fee	129,903	134,249	3.35	40,059	43,454	8.47
Depreciation and Amortization	285,946	285,916	(0.01)	107,412	96,733	(9.94)
Total Operating Expenses	**1,691,935**	**1,605,704**	**(5.10)**	**657,127**	**557,504**	**(15.16)**
Operating Income	**1,350,644**	**1,600,781**	**18.52**	**298,381**	**491,475**	**64.71**
Comprehensive Financing Cost	20,451	28,312	38.44	7,019	21,211	202.19
Non-Ordinary Item						
Non-Ordinary Item	675	(339)	(150.22)	(1)	338	(33,900.00)
Income Before Income Taxes	**1,370,420**	**1,629,432**	**18.90**	**305,401**	**512,348**	**67.76**
Provision for IETU	7,111	11,624	63.47	1,965	4,191	113.28
Provision for Income Tax	344,249	455,529	32.33	109,866	144,432	31.46
Provision for Asset Tax	-	8,336	-	-	3,126	-
Deferred Income Taxes	6,229	(41,324)	(763.41)	(31,539)	(12,804)	(59.40)
Deferred IETU	15,853	25,185	58.87	3,260	9,710	197.85
Net Income for the Year	**996,978**	**1,170,082**	**17.36**	**221,849**	**363,693**	**63.94**
Earnings per share	**3.32**	**3.90**	**17.36**	**0.7395**	**1.2123**	**63.94**
Earnings per American Depositary Share (in U.S. Dollars)	**2.41**	**2.83**	**17.36**	**0.5359**	**0.8785**	**63.94**

Exchange rate per dollar Ps. 13.7994

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ASUR 3Q11, Page 16 of 16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: October 20, 2011